July 25, 2019

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549

Attention:	Mr. Ruairi Regan
Mr. David Link
Ms. Joanna Lam
Ms. Linda Cvrkel

Re:	Viemed Healthcare, Inc.
Registration Statement on Form 10
Filed July 10, 2019
CIK No. 0001729149

Dear Ladies and Gentlemen:

The purpose of this letter is to transmit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission the proposed changes of Viemed Healthcare, Inc. (the “Company”) to the above referenced Registration Statement on Form 10 (the “Registration Statement”) to address the Company’s status as a “foreign private issuer,” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, and the Company’s reporting obligations under the Exchange Act. The proposed changes to the Registration Statement are set forth in Exhibit A hereto. Assuming no further comments from the Staff, the proposed changes would be made in a formal amendment to the Registration Statement.

Please contact James Cowen of Porter Hedges LLP at (713) 226-6649 or the undersigned at (337) 504-3802 ext. 128 with any additional comments or questions you may have.

Very truly yours,

/s/ Trae Fitzgerald

Trae Fitzgerald
Chief Financial Officer

cc:	James Cowen
Porter Hedges LLP